BLACKROCK Municipal Income Trust II

FILE #811-21126

ATTACHMENT 77O

TRADE DATE	DESCRIPTION OF SECURITY	ISSUE SIZE	AMOUNT PURCHASED	LIST OF UNDERWRITERS
6/5/2008	MIAMI-DADE CNTY FLA AVIATION REV	600,000,000	2,855,000

Banc of America Securities LLC, Estrada Hinojosa & Company, Inc., JPMorgan, Merrill Lynch & Co., Rice Financial Products Company, Butler Wick & Co., Inc., Goldman, Sachs & Co., Jackson Securities, Lehman Brothers, Loop Capital Markets, LLC, M.R. Beal & Co

6/12/2008	NEW YORK N Y CITY TRANSITIONAL FIN	700,000,000	1,100,000

Goldman, Sachs & Co., Citi, Banc of America Securities LLC, DEPFA First Albany Securities LLC, JPMorgan, Lehman Brothers, Loop Capital Markets LLC, M.R. Beal & Company, Merrill Lynch & Co., Morgan Stanley, Prager, Sealy & Co., LLC, Ramirez & Co., Inc., Roosevelt and Cross Incorporated, Siebert Brandford Shank & Co., LLC, Wachovia Bank, National Association, Jackson Securities Inc., Raymond James & Associates, Inc., RBC Capital Markets, Stifel Nicolaus, Southwest Securities.